                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. 11)(1)

                               BAIRNCO CORPORATION
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    057097107
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2007
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box .

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 057097107                    13D                   Page 2 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,110,200
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   792,459 (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,110,200
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,902,659 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    25.7% (1)
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  792,459 of the shares of common  stock  reported to be  beneficially  owned herein are being reported  solely because the Reporting  Person may be deemed to have  beneficial  ownership of such shares as a result of the Tender and Support
Agreement  described in Items 4 and 6 hereof (the "Tender and Support  Shares").
Neither the filing of this Schedule 13D nor any of its contents  shall be deemed to  constitute an admission by any  Reporting  Person that it is the  beneficial owner of the Tender and  Support  Shares for  purposes  of Section  13(d) of the
Securities Exchange Act of 1934, as amended, or for any other purpose,  and such beneficial ownership is expressly disclaimed.

----------------------                                    ----------------------
CUSIP No. 057097107                    13D                   Page 3 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,110,200
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   792,459 (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,110,200
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,902,659 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    25.7% (1)
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  792,459 of the shares of common  stock  reported to be  beneficially  owned herein are being reported  solely because the Reporting  Person may be deemed to have  beneficial  ownership of such shares as a result of the Tender and Support
Agreement  described in Items 4 and 6 hereof (the "Tender and Support  Shares").
Neither the filing of this Schedule 13D nor any of its contents  shall be deemed to  constitute an admission by any  Reporting  Person that it is the  beneficial owner of the Tender and  Support  Shares for  purposes  of Section  13(d) of the
Securities Exchange Act of 1934, as amended, or for any other purpose,  and such beneficial ownership is expressly disclaimed.

----------------------                                    ----------------------
CUSIP No. 057097107                    13D                   Page 4 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,110,200
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   792,459 (1)
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,110,200
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,902,659 (1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    25.7% (1)
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  792,459 of the shares of common  stock  reported to be  beneficially  owned herein are being reported  solely because the Reporting  Person may be deemed to have  beneficial  ownership of such shares as a result of the Tender and Support
Agreement  described in Items 4 and 6 hereof (the "Tender and Support  Shares").
Neither the filing of this Schedule 13D nor any of its contents  shall be deemed to  constitute an admission by any  Reporting  Person that it is the  beneficial owner of the Tender and  Support  Shares for  purposes  of Section  13(d) of the
Securities Exchange Act of 1934, as amended, or for any other purpose,  and such beneficial ownership is expressly disclaimed.

----------------------                                    ----------------------
CUSIP No. 057097107                    13D                   Page 5 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BZ ACQUISITION CORP.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 057097107                    13D                   Page 6 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WHX CORPORATION
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    XXX
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 057097107                    13D                   Page 7 of 14 Pages
----------------------                                    ----------------------

            The following  constitutes  Amendment No. 11 ("Amendment  No. 11")
to the Schedule 13D filed by the  undersigned.  This  Amendment  No. 11 amends the Schedule 13D as specifically set forth.

      Item 2 is hereby amended and restated to read as follows:

            (a) This  statement is filed by Steel  Partners II, L.P., a Delaware limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a Delaware
limited  liability company  ("Partners  LLC"), BZ Acquisition  Corp., a Delaware
corporation ("BZA"), WHX Corporation, a Delaware corporation ("WHX"), and Warren
G.  Lichtenstein.  Each of the foregoing is referred to as a "Reporting  Person"
and  collectively as the "Reporting  Persons." Each of the Reporting  Persons is
party to that  certain  Joint Filing  Agreement as further  described in Item 6.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

            Partners LLC is the general  partner of Steel  Partners II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his positions with Partners LLC and Steel Partners II, Mr.  Lichtenstein  has
the power to vote and dispose of the Issuer's Shares owned by Steel Partners II.

            BZA  is  a  wholly  owned  subsidiary  of  Steel  Partners  II.  Mr.
Lichtenstein  is the sole  executive  officer  and  director of BZA. On June 22,
2006,  BZA  commenced a cash tender  offer to  purchase  all of the  outstanding
Shares of the Issuer for $12.00 per Share and, on February 23, 2007, amended the cash tender offer to, among other things, increase the offer price to $13.50 per
Share (as amended, the "Tender Offer").

            WHX is an affiliate of Steel Partners II. The executive officers and directors of WHX are set forth on Schedule I hereto,  which is  incorporated  by reference in this Item 2(a). On March 30, 2007,  the Tender Offer was amended to include WHX as an offeror.

            (b) The principal  business  address of Steel Partners II,  Partners
LLC, BZA and Mr.  Lichtenstein is 590 Madison Avenue,  32nd Floor, New York, New
York 10022.

            The principal  business address of WHX is 555 Theodore Fremd Avenue,
Rye, New York 10580.

            The business or residence address of each of the executive  officers and directors of WHX is set forth on Schedule I hereto, which is incorporated by reference in this Item 2(b).

            (c) The principal  business of Steel Partners II is investing in the securities of small cap  companies.  The  principal  business of Partners LLC is acting  as the  general  partner  of  Steel  Partners  II.  BZA  has no  current operations  other  than  those  incident  to the  Tender  Offer.  The  principal occupation  of Mr.  Lichtenstein  is  investing in the  securities  of small cap companies.  Mr. Lichtenstein is also Chairman of the Board of WHX. The principal business of WHX is a holding company that invests in and manages a diverse group

----------------------                                    ----------------------
CUSIP No. 057097107                    13D                   Page 8 of 14 Pages
----------------------                                    ----------------------

of  businesses.  WHX's  primary  business  is  Handy  &  Harman,  a  diversified manufacturing  company.  The  principal  occupation  of  each  of the  executive officers  and  directors  of WHX is set forth on  Schedule  I  hereto,  which is incorporated by reference in this Item 2(c).

            (d) No  Reporting  Person,  and none of the  executive  officers and directors of WHX, has, during the last five years,  been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) No  Reporting  Person,  and none of the  executive  officers and directors  of WHX,  has,  during  the last  five  years,  been  party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such  proceeding  was or is subject to a  judgment,  decree or final order  enjoining  future  violations of, or prohibiting or mandating  activities subject  to,  federal or state  securities  laws or finding any  violation  with respect to such laws.

            (f)  Each  of  Mr.  Lichtenstein  and  the  executive  officers  and directors of WHX is a citizen of the United States of America.

      Item 4 is hereby amended to add the following:

      On March 30, 2007,  Steel Partners II announced  that, as permitted by the
Merger  Agreement,  Steel Partners II may transfer its entire interest in BZA to
WHX for nominal  consideration  (the "BZA  Transfer").  Accordingly,  the Tender
Offer was amended on that date to include WHX as an offeror. The consummation of the BZA Transfer is conditioned  upon WHX obtaining,  prior to the expiration of the Tender Offer, any required  financing to consummate the Tender Offer,  which financing  may be provided by Steel  Partners II, and final  approval by the WHX board of  directors.  The BZA  Transfer  will not  result  in the  amendment  or addition of any  conditions  to the  consummation  of the Tender  Offer.  If WHX obtains financing and receives final board approval,  then the BZA Transfer will be completed, and BZA will, subject to the satisfaction of the conditions to the
Tender Offer,  consummate the Tender Offer as a wholly owned  subsidiary of WHX.
If WHX does not obtain financing or receive final board approval,  then BZA will remain a wholly  owned  subsidiary  of Steel  Partners  II and,  subject  to the satisfaction  of the  conditions to the Tender  Offer,  the Tender Offer will be consummated  by  Steel  Partners  II and BZA.  Steel  Partners  II's  and  BZA's
obligations  to consummate the Tender Offer are not  conditioned  upon obtaining financing.

      Item 5(a) is hereby amended and restated to read as follows:

                  (a) The aggregate  percentage of Shares reported owned by each person named herein is based upon  7,427,762  Shares  outstanding,  which is the number  of Shares  that the  Issuer  has  advised  the  Reporting  Persons  were outstanding as of the close of business on March 29, 2007.

                  As of the close of business on March 29, 2007,  Steel Partners
II beneficially  owned 1,902,659  Shares,  which includes the 792,459 Tender and
Support Shares,  constituting approximately 25.7% of the Shares outstanding.  As

----------------------                                    ----------------------
CUSIP No. 057097107                    13D                   Page 9 of 14 Pages
----------------------                                    ----------------------

the  general  partner  of Steel  Partners  II,  Partners  LLC may be  deemed  to beneficially own the 1,902,659 Shares  beneficially  owned by Steel Partners II, constituting  approximately  25.7%  of  the  Shares  outstanding.  As  the  sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 1,902,659 Shares  beneficially  owned by Steel Partners II, constituting approximately 25.7% of the Shares outstanding. Mr. Lichtenstein has sole voting and  dispositive  power with respect to  1,110,200 of the  1,902,659
Shares that Steel Partners II may be deemed to beneficially own by virtue of his authority to vote and dispose of such Shares. Mr. Lichtenstein has shared voting power with respect to the 792,459  Tender and Support Shares that Steel Partners
II may be deemed to  beneficially  own by virtue of his  authority  to vote such
Shares pursuant to the grant of the irrevocable proxy to Steel Partners II under the Tender and  Support  Agreement.  Neither BZA nor WHX  beneficially  owns any
Shares.

            The  filing of this  Statement  by the  Reporting  Persons,  and the inclusion of information  herein,  shall not be considered an admission that any of such  persons,  for the  purpose of Section  13(d) of the  Exchange  Act,  or otherwise,  are the beneficial owners of any Shares in which such persons do not have a pecuniary interest.  Steel Partners II, Partners LLC and Mr. Lichtenstein
expressly  disclaim  beneficial  ownership of the Shares except to the extent of their respective pecuniary interest therein.

      Item 6 is hereby amended to add the following:

            On March 30, 2007, the Reporting Persons entered into a Joint Filing
Agreement  (the "Joint  Filing  Agreement")  in which the parties  agreed to the joint  filing on  behalf  of each of them of  statements  on  Schedule  13D with respect to the  securities  of the Issuer to the extent  required by  applicable law.  The Joint  Filing  Agreement  is  attached  as  Exhibit  15 hereto  and is incorporated herein by reference.

      Item 7 is hereby amended to add the following exhibit:

            15. Joint Filing  Agreement by and between Steel  Partners II, L.P.,
      Steel Partners,  L.L.C., BZ Acquisition Corp.,  Warren G. Lichtenstein and
      WHX Corporation, dated March 30, 2007.

----------------------                                    ----------------------
CUSIP No. 057097107                    13D                   Page 10 of 14 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2007               STEEL PARTNERS II, L.P.

                                    By: Steel Partners, L.L.C.
                                        General Partner

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        as Attorney in Fact for Warren G. Lichtenstein,
                                        Managing Member

                                    STEEL PARTNERS, L.L.C.

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        as Attorney in Fact for Warren G. Lichtenstein,
                                        Managing Member

                                    BZ ACQUISITION CORP.

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        as Attorney in Fact for Warren G. Lichtenstein,
                                        President

                                    WHX CORPORATION

                                    By: /s/ Glen M. Kassan
                                        ----------------------------------------
                                        Name:  Glen M. Kassan
                                        Title: Chief Executive Officer

                                    /s/ Lauren Isenman
                                    --------------------------------------------
                                    LAUREN ISENMAN
                                    as Attorney in Fact for Warren G. Lichtenstein,
                                    Individually

----------------------                                    ----------------------
CUSIP No. 057097107                    13D                   Page 11 of 14 Pages
----------------------                                    ----------------------

                                   SCHEDULE I

             Executive Officers and Directors of WHX Corporation

       Name and Position               Principal Occupation          Business or Residence Address
       -----------------               --------------------          -----------------------------

Jack L. Howard                    Vice Chairman of Steel          590 Madison Avenue, 32nd Floor
Director                          Partners, Ltd.                  New York, New York 10022

Glen M. Kassan                    Operating Partner of Steel      590 Madison Avenue, 32nd Floor
Vice Chairman and Chief           Partners, Ltd.                  New York, New York 10022
Executive Officer

Louis Klein, Jr.                  Trustee of Manville Personal    9 Pilgrim Road
Director                          Injury Settlement Trust, WT     Rye, New York 10580
                                  Mutual Fund and WT Investment
                                  Trust I (Wilmington Trust)

Daniel P. Murphy, Jr.             President of Handy & Harman     555 Theodore Fremd Avenue
Director                                                          Rye, New York 10580

John J. Quicke                    Operating Partner of Steel      590 Madison Avenue, 32nd Floor
Director and Vice President       Partners, Ltd.                  New York, New York 10022

Joshua E. Schechter               Investment Professional with    590 Madison Avenue, 32nd Floor
Director                          Steel Partners, Ltd.            New York, New York 10022

Garen W. Smith                    Former Chairman of the Board    P.O. Box 870
Director                          of Handy & Harman               Boalsburg, Pennsylvania 16827

Robert K. Hynes                   Vice President and Chief        555 Theodore Fremd Avenue
Vice President and Chief          Financial Officer of WHX and    Rye, New York 10580
Financial Officer                 Vice President of Handy &
                                  Harman

James McCabe                      Senior Vice President of WHX    555 Theodore Fremd Avenue
Senior Vice President             and Handy & Harman              Rye, New York 10580

Ellen T. Harmon                   Vice President, General         555 Theodore Fremd Avenue
Vice President, General Counsel   Counsel and Secretary of WHX    Rye, New York 10580
and Secretary                     and Handy & Harman

----------------------                                    ----------------------
CUSIP No. 057097107                    13D                   Page 12 of 14 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX
                                  -------------

      Exhibit                                                               Page
      -------                                                               ----

1.    Joint Filing Agreement by and between Steel Partners
      II, L.P. and Warren G. Lichtenstein, dated as of
      February 14, 2001 (previously filed).                                  --

2.    Joint Filing Agreement by and among Steel Partners
      II, L.P., Steel Partners, L.L.C. and Warren G.
      Lichtenstein, dated as of September 8, 2004
      (previously filed).                                                    --

3.    Powers of Attorney of Steel Partners II, L.P., Steel
      Partners, L.L.C. and Warren G. Lichtenstein
      (previously filed).                                                    --

4.    Press Release, dated June 15, 2006 (previously
      filed).                                                                --

5.    Letter, dated June 15, 2006, to Luke E. Fichthorn,
      III, Chairman and Chief Executive Officer of the
      Issuer (previously filed).                                             --

6.    Powers of Attorney of Steel Partners II, L.P., Steel
      Partners, L.L.C. and Warren G. Lichtenstein
      (previously filed).                                                    --

7.    Joint Filing and Solicitation Agreement by and among
      Steel Partners II, L.P., Steel Partners, L.L.C., BZ
      Acquisition Corp., Warren G. Lichtenstein, Hugh F.
      Culverhouse, John J. Quicke, Anthony Bergamo and
      Howard M. Leitner dated as of December 29, 2006
      (previously filed).                                                    --

8.    Form of Indemnification Letter Agreement --
      (previously filed).                                                    --

9.    Powers of Attorney of BZ Acquisition Corp
      (previously filed).                                                    --

10.   Powers of Attorney of Steel Partners II, L.P., Steel
      Partners, L.L.C. and Warren G. Lichtenstein
      (previously filed).                                                    --

11.   Press Release dated February 23, 2007 (previously
      filed).                                                                --

----------------------                                    ----------------------
CUSIP No. 057097107                    13D                   Page 13 of 14 Pages
----------------------                                    ----------------------

12.   Agreement and Plan of Merger, dated as of February
      23, 2007, by and among Steel Partners II, L.P., BZ
      Acquisition Corp. and Bairnco Corporation
      (previously filed).                                                    --

13.   Tender and Support Agreement, dated as of February
      23, 2007, among Steel Partners II, L.P., Luke E.
      Fichthorn III, Kenneth L. Bayne, Gerald L. DeGood,
      Charles T. Foley, Lawrence C. Maingot, Larry D.
      Smith, James A. Wolf and William F. Yelverton
      (previously filed).                                                    --

14.   Joint Filing Agreement, dated February 23, 2007
      (previously filed).                                                    --

15.   Joint Filing Agreement by and between Steel Partners
      II, L.P., Steel Partners, L.L.C., BZ Acquisition
      Corp., Warren G. Lichtenstein and WHX Corporation,
      dated March 30, 2007                                                   14

----------------------                                    ----------------------
CUSIP No. 057097107                    13D                   Page 14 of 14 Pages
----------------------                                    ----------------------

                  JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf  of each of them of a  Statement  on  Schedule  13D  (including amendments  thereto)  with respect to the Common  Stock of Bairnco  Corporation.
This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: March 30, 2007               STEEL PARTNERS II, L.P.

                                    By: Steel Partners, L.L.C.
                                        General Partner

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        as Attorney in Fact for Warren G. Lichtenstein,
                                        Managing Member

                                    STEEL PARTNERS, L.L.C.

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        as Attorney in Fact for Warren G. Lichtenstein,
                                        Managing Member

                                    BZ ACQUISITION CORP.

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        as Attorney in Fact for Warren G. Lichtenstein,
                                        President

                                    WHX CORPORATION

                                    By: /s/ Glen M. Kassan
                                        ----------------------------------------
                                        Name:  Glen M. Kassan
                                        Title: Chief Executive Officer

                                    /s/ Lauren Isenman
                                    --------------------------------------------
                                    LAUREN ISENMAN
                                    as Attorney in Fact for Warren G. Lichtenstein,
                                    Individually